Exhibit 99.1

IMMEDIATE	16 May 2003

Royal & SunAlliance re Settlement of Promina IPO

Royal & SunAlliance confirms today, Friday 16 May, is settlement date for the issue and transfer of shares in Promina Group Limited, the holding company for Royal & SunAlliance’s former Australian and New Zealand operations. Trading in those shares on the Australian and New Zealand stock exchanges is now unconditional. It further confirms that the over allotment option over 100 million shares has been exercised in full and, therefore, the Group has disposed in full of its holding in Promina. Proceeds have been received.

--ENDS--